November 1, 2017

LETTER AGREEMENT

AMG Funds IV (the “Trust”)

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

Re: Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents (i) an undertaking by AMG Funds LLC (the “Adviser”) to limit the total operating expenses of AMG Managers Fairpointe ESG Equity Fund, a series of the Trust (the “Fund”), and (ii) our agreement regarding the extent to which the Adviser will, under certain circumstances, receive payment from the Fund as recoupment of certain amounts paid, waived or reimbursed by the Adviser to the Fund in fulfillment of a voluntary undertaking by the Adviser to limit the expenses of the Fund.

From time to time hereafter, the Adviser may undertake to waive its investment advisory fee payable by the Fund (but not below zero) and/or pay or reimburse the Fund’s expenses such that the Fund’s total annual operating expenses (exclusive of certain items listed below) do not exceed a certain amount (the “Expense Cap”). If the Adviser undertakes an Expense Cap with respect to the Fund, the Fund will be obligated to pay the Adviser all amounts previously paid, waived or reimbursed by the Adviser with respect to the Fund pursuant to such Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s total annual operating expenses (exclusive of taxes, interest (including interest incurred in connection with bank and custody overdrafts), shareholder servicing fees, distribution and service (12b-1) fees, brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses) in any such year to exceed the amount of the Expense Cap, and provided further that no additional payments by the Fund will be made with respect to amounts paid, waived or reimbursed by the Adviser more than thirty-six (36) months after the date such amounts are paid, waived or reimbursed by the Adviser.

Any payments by the Fund under this Letter Agreement shall be in addition to all amounts otherwise payable to the Adviser as an investment advisory fee, administration fee and/or shareholder servicing fee and/or any other fee for services to the Fund.

Effective as of November 1, 2017, and until at least March 1, 2019, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of taxes, interest (including interest incurred in connection with bank and custody overdrafts), shareholder servicing fees, distribution and service (12b-1) fees, brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses) of the Fund to the annual rate of 0.82% of the average daily net assets attributable to the Fund.

This Letter Agreement shall terminate: (i) in the event the Adviser ceases to be the investment adviser of the Fund; (ii) upon mutual agreement between the Adviser and the Trust’s Board of Trustees; or (iii) in the event of the Fund’s liquidation unless the Fund is reorganized or is a party to a merger in which the surviving entity is successor to the accounting and performance information of the Fund. The term “Adviser” as used throughout this Letter Agreement shall include any entity that is the successor to the assets and liabilities of AMG Funds LLC that is the future investment adviser of the Fund and to whom the Letter Agreement is assigned. The term “Fund” as used throughout this Letter Agreement shall include any entity into which AMG Managers Fairpointe ESG Equity Fund is reorganized and which is the successor to the accounting and performance information of AMG Managers Fairpointe ESG Equity Fund.

Sincerely,

AMG FUNDS LLC

By:	/s/ Keitha L. Kinne
Name: Keitha L. Kinne
Title: Chief Operating Officer
Date: November 1, 2017

ACKNOWLEDGED AND ACCEPTED

AMG FUNDS IV

By:	/s/ Thomas Disbrow
	Name:	Thomas Disbrow
	Title:	Treasurer, Chief Financial Officer, and Principal Financial Officer
	Date:	November 1, 2017